FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2005

Commission File Number 001-31739

GAMMON LAKE RESOURCES INC.
(Translation of registrant’s name into English)

202 Brownlow Ave., Cambridge 2, Suite 306 Dartmouth, Nova Scotia B3B 1T5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMMON LAKE RESOURCES INC.

Date: July 29, 2005	By: “Fred George” Fred George President

July 26, 2005

Autorite des marches financiers
800, Square Victoria
17th Floor
Stock Exchange Tower
P.O. Box 246
Montreal, Quebec
H4Z 1G3
Attention: Continuous Disclosure

Alberta Securities Commission
410-300 5th Avenue S.W.
Calgary, Alberta
T2P 3C4
Attention: Continuous Disclosure	Nova Scotia Securities Commission
Joseph Howe Building
1690 Hollis Street
P.O. Box 458, 2nd Floor
Halifax, Nova Scotia
B3J 2P8
Attention: Continuous Disclosure

Ontario Securities Commission
19th Floor, P.O. Box 55
20 Queen Street West
Toronto, Ontario
M5H 3S8
Attention: Continuous Disclosure

Dear Sirs:

Re:   Gammon Lake Resources Inc. (“Gammon Lake”) – Change of Year-End – Notice Pursuant to
para. 4.8 of National Instrument 51-102

        Gammon Lake is a reporting issuer in the provinces of Alberta, Ontario, Quebec and Nova Scotia. The common shares of Gammon Lake trade on the Toronto Stock Exchange under the trading symbol, “GAM”, and on the American Stock Exchange under the trading symbol, “GRS”. In the past year, Gammon Lake has completed a feasibility study on its core project, the Ocampo Gold-Silver Project, located in Chihuahua State, Mexico. Gammon Lake is currently developing the Ocampo Gold-Silver Project in accordance with the feasibility study with a target of commencing production in early 2006.

        In accordance with para. 4.8 of National Instrument 51-102, please accept this letter as notification of the following:

1.	Gammon Lake has determined to change its year-end from July 31 to December 31.

2.	The reason for the change of year-end is to make the reporting period of Gammon Lake consistent with other emerging precious metal producing issuers.

3.	As noted above, the current year-end of Gammon Lake is July 31.

4.	As noted above, the proposed new year-end of Gammon Lake is December 31.

5.	The interim and annual financial statements to be filed for Gammon Lake’s transition year and new financial year are as follows:

Transitional Year

Reporting Period	Comparative Financial Statements

Twelve months ended July 31, 2005 (audited)	Twelve months ended July 31, 2004 (audited)

Two months ended September 30, 2005 (unaudited)	Three months ended October 31, 2004 (unaudited)

Five months ended December 31, 2005 (audited)	Six Months ended January 31, 2005 (unaudited)

New Financial Year

Reporting Period	Comparative Financial Statements

Three months ended March 31, 2006 (unaudited)	Three months ended April 30, 2005 (unaudited)

Six months ended June 30, 2006 (unaudited)	Six months ended July 31, 2005 (unaudited)

Nine months ended September 30, 2006 (unaudited)	Eight months ended September 30, 2005 (unaudited)

Twelve months ended December 31, 2006 (audited)	Five Months ended December 31, 2005 (audited)

6.	The filing deadlines for Gammon Lake's interim and annual financial statements to be filed for the transition year are as follows:

Reporting Period	Filing Deadline

Twelve months ended July 31, 2005 (audited)	October 29, 2005

Two months ended September 30, 2005 (unaudited)	November 14, 2005

Five months ended December 31, 2005 (audited)	March 31, 2006

If you have any questions or comments in this transaction please do not hesitate to contact the undersigned.

Yours very truly, Sgd. “Dennis H. Peterson”